UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TX Holdings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

87311 R 101
(CUSIP Number)

William L. Shrewsbury
President and Chief Executive Officer
TX Holdings, Inc.
12080 Virginia Blvd.
Ashland, KY 41102
(606) 928-1131
Copy to:
Neil R.E. Carr, Esq.
Babirak Carr, P.C. 1050 17th Street, N.W., Suite 600
Washington, DC 20036
(202) 587 2983
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87311 R 101

Cover Page (Continued)

1	NAME OF REPORTING PERSON William L. Shrewsbury
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,662,651 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,662,651 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,662,651(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Includes an aggregate of 500,000 common stock purchase options exercisable at $.0924 per share commencing April 1, 2014 and expiring on March 31, 2017.
(2)	Based on an aggregate of 48,053,084 shares of Common Stock outstanding as of April 28, 2014 as reported by the Issuer and calculated in accordance with Rule 13d-3(d)(1).

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CUSIP No. 87311 R 101

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”) of TX Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 12080 Virginia Blvd., Ashland, KY  41102.

Item 2. Identity and Background

William L. Shrewsbury (“Mr. Shrewsbury” or the “Reporting Person”) is a United States citizen. Mr. Shrewsbury’s business address is 12080 Virginia Blvd., Ashland, KY  41102. Mr. Shrewsbury is the Chairman of the Board and President of the Issuer.

During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by the Reporting Person to acquire the Common Stock to which this Schedule 13D relates was personal funds.

Item 4. Purpose of Transaction

The Reporting Person purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The purpose of such acquisitions of the Common Stock was for investment, and such acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Mr. Shrewsbury continuously assesses the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, Mr. Shrewsbury may acquire additional Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the Common Stock of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that Mr. Shrewsbury may deem material to his investment decision.

Except as set forth herein, Mr. Shrewsbury does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. As of the date of this filing, assuming there are 48,053,084 shares of Common Stock outstanding as of April 28, 2014 as reported by the Issuer, Mr. Shrewsbury beneficially owns approximately 19.9% of the Common Stock.

The Reporting Person has not effectuated any transactions in the Common Stock within the past sixty days.  Transactions in the Common Stock, as previously reported by the Reporting Person on Forms 3, 4 and 5 under the Act, resulting in ownership of in excess of 5% of the Common Stock, are as set forth on Exhibit A hereto, which information is incorporated herein by reference.

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CUSIP No. 87311 R 101

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Common Stock.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2014.

/s/ William L. Shrewsbury
William L. Shrewsbury

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CUSIP No. 87311 R 101

Exhibit A

Transactions in Common Stock of TX Holdings, Inc. by the Reporting Person

Date	Number of Shares	Price Per Share	Nature of Transaction(*)
02/25/14	500,000	$---	Grant of stock options exercisable at $0.0924 per share 4/1/14 through 3/31/17
02/15/13	10,000	0.035
01/31/13	22,000	0.028
01/17/13	23,500	0.026
12/05/12	60,300	0.029
11/14/12	35,000	0.02
11/02/12	10,000	0.04
10/05/12	35,000	0.048
09/25/12	10,000	0.05
06/06/12	13,120	0.073
05/23/12	14,000	0.10
04/12/12	10,000	0.13
04/03/12	20,000	0.13
04/02/12	20,000	0.115
03/26/12	10,000	0.115
02/27/12	24,000	0.067
02/14/12	10,590	0.072
02/13/12	230,000	0.068
02/10/12	28,846	0.066
02/08/12	15,000	0.066
02/03/12	36,300	0.066
01/31/12	55,000	0.067
01/27/12	15,000	0.07
01/23/12	10,000	0.07
01/12/12	139,029	0.054
12/27/11	10,000	0.05
12/15/11	50,000	0.05
12/14/11	55,600	0.048
12/13/11	20,000	0.048
12/10/11	200,000	--	Acquisition of warrants to purchase common stock from issuer exercisable at $0.05 per share which expired 12/30/13
12/06/11	10,000	0.023
12/01/11	20,000	0.025
11/11/11	44,000	0.019
11/02/11	50,000	0.017
09/20/11	20,841	0.03
09/16/11	50,000	0.03
09/15/11	70,750	0.03

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CUSIP No. 87311 R 101

Date	Number of Shares	Price Per Share	Nature of Transaction(*)
09/14/11	10,000	0.03
09/13/11	50,000	0.03
09/08/11	45,000	0.03
09/06/11	58,909	0.03
09/01/11	39,500	0.03
08/31/11	190,000	0.03
08/29/11	65,000	0.03
06/27/11	65,000	0.031
06/22/11	125,000	0.03
06/15/11	50,000	0.035
02/27/09	1,867,775	0.10
10/06/08	400,000	---	Grant pursuant to Rule 16b-3(d)
04/04/08	1,000	0.28
03/17/08	3,000	0.35
03/12/08	1,825	0.365
03/12/08	15,175	0.35
03/11/08	5,000	0.35
03/03/08	2,500	0.30
02/15/08	15,000	0.25
02/15/08	27,500	0.22
02/15/08	5,000	0.20
02/14/08	2,105,263	0.095
01/14/08	2,218,813	0.05

(*)  Unless otherwise indicated, the transaction involved an open market or private purchase.

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